Filed by Park National Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Park National Corporation
Commission File No.: 001-13006

January 12, 2026

Dear Shareholders:

We are reaching out as a reminder to please vote FOR our proposed merger with Park National Corporation at our January 21, 2026 special meeting. The transaction has been well-received by the market, provides shareholders with a premium to our stock’s unaffected price, and enables them to participate in the potential upside of the combined company.

The First Citizens board unanimously recommends shareholders vote FOR the merger, as does leading proxy advisory firm, Institutional Shareholder Services, citing the compelling attributes of the proposed transaction.

YOUR VOTE IS IMPORTANT – REGARDLESS OF HOW MANY SHARES YOU MAY OWN

While market reaction has been positive, the merger requires shareholder approval so we urge you to please vote today. Every vote counts.

VOTING CAN BE DONE QUICKLY AND EASILY

Since the meeting is fast approaching, we encourage you to please vote either online or by phone by following the instructions on the enclosed proxy card or voter instruction form.

If you have any questions or need assistance with voting, please contact our proxy solicitor Campaign Management by phone toll free at 1-844-410-4009 or via email at info@campaign-mgmt.com

Thank you for your support.

/s/ Jeff Agee

Jeff Agee, Chairman and CEO

Additional Information About the Merger
The merger is subject to the approval of First Citizens Bancshares, Inc. (“First Citizens”) shareholders and other customary closing conditions. Park National Corporation (“Park”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on December 19, 2025. First Citizens called the Special Meeting to approve the proposed merger on January 21, 2026. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY PARK WITH THE SEC AND MADE AVAILABLE BY FIRST CITIZENS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PARK, FIRST CITIZENS AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Park with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Park with the SEC are also available free of charge free of charge by accessing the “Financials” section of Park’s website at https://investor.parknationalcorp.com, under the heading “Financials.”

Forward-Looking Statements
Certain statements in this letter constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Park and First Citizens, respectively, with respect to the proposed merger, the strategic benefits and financial benefits of the proposed merger, including the expected impact of the proposed transactions on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Park or First Citizens or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.

Such risks, uncertainties and assumptions include, among others: the possibility that shareholders of First Citizens may not approve the merger agreement; the risk that a condition to closing of the merger may not be satisfied, that either party may terminate the merger agreement or that the closing of the merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of First Citizens into those of Park; the effects of the merger on Park’s future financial condition, results of operations, strategy and plans; and regulatory approvals for the transaction.

These factors are not necessarily all of the factors that could cause Park, First Citizens or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Park’s, First Citizens’, or the combined company’s results.

Although each of Park and First Citizens believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Park or First Citizens will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in each of Park’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Park with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Park, First Citizens or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Park and First Citizens urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Park and First Citizens. Forward-looking statements speak only as of the date they are made, and Park and First Citizens undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.